

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

<u>Via E-mail</u>
David R. Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, CH 8001
Zurich, Switzerland

> **Re: Credit Suisse Group AG**
> **Credit Suisse AG**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **Response dated January 23, 2013**
> **File Nos. 001-15244 and 001-33434**

Dear Mr. Mathers:

We have reviewed your response dated January 23, 2013 to our comment letter dated January 9, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you have not filed legality opinions for any medium-term note offerings since the opinions you filed with your Form 6-K on January 28, 2013. Please explain.

Recent Regulatory Developments and Proposals

Switzerland

2.   Regarding your response to prior comment 2, we continue to note that your Forms 6-K filed on July 18, 2012, July 24, 2012, November 6, 2012 and February 7, 2013 omitted a discussion of the "two principal issues or recommendations" referenced in your response, as well as the recommendation highlighted in the July 2012 SNB Financial Stability Report that you "significantly expand [your] loss-absorbing capital base during the [then]

current year." We continue to believe that the issues and recommendations contained in the SNB report should be included in your disclosure, particularly in light of the emphasis you have placed on strengthening your capital base since July 2012. Please provide us with proposed disclosure to be included in your 2012 Form 20-F that fully addresses the material components of the SNB Financial Stability Report as applicable to you.

Consolidated Financial Statements — Credit Suisse Group

Notes to the Consolidated Financial Statements

Note 26 – Tax

3.   Refer to your response to prior comment 6. We note your proposed disclosure under the subtitle, "Other," that 2011 included a tax benefit of CHF 251 million relating to the increase of deferred tax assets in two of your operating entities, one in Switzerland and one in the United States. Please revise your proposed disclosure to be included in your next Form 20-F to clarify how the increase of deferred tax assets represents a permanent difference that is reflected within your effective tax rate reconciliation.

Note 28 — Related Parties

4.   As indicated in prior comment 8, the complete agreements relating to the February 2011 transaction should have been filed as exhibits. Please file the original agreements entered into with The Olayan Group as soon as practicable and confirm that all agreements with affiliates of the Qatar Investment Authority relating to the February 2011 transaction have been filed as exhibits.

Note 33 – Financial Instruments

Gains and Losses on Financial Instruments

5.   Refer to your response to prior comment 11 where you state that you do not currently capture the trading revenue and gains for structured products by each specific risk component. Please tell us whether you are able to disclose the carrying value of your structured products by the specific risk components to which the value of such notes are linked, and if so, revise your future filings accordingly. If not, revise your disclosure in future filings to state that you do not currently capture either trading revenue gains and losses or the fair value measurement for structured products by each specific risk component, and given this lack of information, disclose how you assess that the fair value measurement of these instruments is accurate.

You may contact Staci Shannon at (202) 551-3374 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director